                     U.S. Securities and Exchange Commission
                              Washington, D.C.20549

                                   FORM 10-SB
                                 (First Amended)

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         I3DX.COM, A NEVADA CORPORATION
                         ------------------------------
                              (Previously 3-Dx.com)

                NEVADA                            88-0429263
---------------------------------        -------------------------------
  (State or other jurisdiction of      (I.R.S. Employer Identification No.)
  Incorporation or organization)

                 4850 RIVER GREEN PARKWAY, DULUTH, GEORGIA      30096
                 --------------------------------------------------------
                  (Address of principal executive offices)    (zip code)

                                 (770) 497-0727
                                 --------------
                            Issuer's telephone number

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so               Name of each exchange on which
registered: Class "A" Common Stock         each class is to be registered: None
 Class "B" Common Stock

Securities to be registered under Section 12(g) of the Act:

  90 million Shares of Class "A" Common Shares and 10 million Class "B" Common
                  Shares, par value $0.01 (one cent) per share
               --------------------------------------------------
                                (Title of Class)

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                                    I3DX.COM

                                     PART I


FORM 10-SB                 ITEM                               LOCATION IN
ITEM NUMBER                CAPTION                            INFORMATION STATEMENT
-----------                -------                            ---------------------
1.                         DESCRIPTION OF BUSINESS                        3

2.                         MANAGEMENT'S DISCUSSION AND                    7
                           ANALYSIS OR PLAN OF OPERATION

3.                         Description of Property                        10

4.                         Security Ownership of Certain                  10
                           Beneficial Owners and Management

5.                         Directors, Executive Officers,                 13
                           Promoters and Control Persons

6.                         Executive Compensation                         16

7.                         Certain Relationships and Related              17
                           Transactions

8.                         Description of Securities                      18

                                    PART II

1.                         MARKET PRICE AND DIVIDENDS ON                  18
                           THE REGISTRANT'S COMMON EQUITY
                           AND OTHER SHAREHOLDER MATTERS

2.                         LEGAL PROCEEDINGS                              19

3.                         CHANGES IN AND DISAGREEMENTS                   19
                           WITH ACCOUNTANTS

4.                         RECENT SALES OF UNREGISTERED                   19
                           SECURITIES

5.                         INDEMNIFICATION OF DIRECTORS                   20
                           AND OFFICERS

                                  PART III

1.                         INDEX TO EXHIBITS                              20

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ITEM 1.  DESCRIPTION OF BUSINESS.

         INCEPTION. I3DX.COM (THE "COMPANY" OR "I3DX") WAS INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA ON JUNE 18, 1999 AS 3-DX.COM, WITH ITS NAME CHANGED TO I3DX.COM AS OF AUGUST 16, 1999. THE COMPANY WAS ORGANIZED FOR THE PURPOSES OF ACTING AS AN EXCLUSIVE LICENSEE, MANUFACTURING, PROCESSING AND MARKETING ENTITY FOR CERTAIN UNIQUE AND PROPRIETARY 3D TECHNOLOGIES WHICH ALLOW THE VIEWER TO PERCEIVE IMAGES PRINTED AS A THREE DIMENSIONAL PRINT OR TRANSPARENCY. THE COMPANY ACHIEVES THIS RESULT BY USING A UNIQUE PROPRIETARY LENTICULAR (MICRO-LENS) PRINT MATERIAL. ALL THE COMPANY'S IMAGES CAN BE VIEWED WITHOUT THE USE OF SPECIAL GLASSES OR OTHER VISUAL AIDS.


         I3DX IS A NEW OPERATING COMPANY, EMPLOYING THE LICENSED TECHNOLOGY DEVELOPED BY ITS LICENSOR, NIMSTEC LIMITED. THE COMPANY IS OPERATIONAL, BUT HAS MINIMAL REVENUES AND ITS LOSSES HAVE EXCEEDED ITS SALES. FOR THIS REASON, THE AUDITOR'S REPORT ON THE COMPANY STATES "THE COMPANY HAS INCURRED OPERATING LOSSES FROM ITS INCEPTION THROUGH JULY 31, 1999. IT HAS NOT ESTABLISHED REVENUES SUFFICIENT TO COVER ITS OPERATING COSTS WHICH RAISES DOUBT ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN. HOWEVER, RESULTS OF OPERATIONS ARE WITHIN THE EXPECTATIONS OF MANAGEMENT DUE TO THE EARLY STAGE OF THE COMPANY'S EXISTENCE."


         THE COMPANY'S TECHNOLOGY IS CURRENTLY IN AN EARLY PRODUCTION STAGE AND INCLUDES THE FOLLOWING PRODUCTS:


- THE PRODUCTION OF THREE-DIMENSIONAL IMAGES FROM A UNIQUE PROPRIETARY PHOTOGRAPHIC MICRO-LENS PLASTIC THAT CAN BE VIEWED COMFORTABLY AND CONVENIENTLY BY INDIVIDUALS AND GROUPS WITHOUT THE USE OF GLASSES, VIEWERS OR OTHER ANCILLARY AIDS;


- THREE-DIMENSIONAL IMAGES THAT ARE READILY TRANSMITTED VIA COMPUTERS AND THE INTERNET.


         The 3D technology licensed by the Company is currently being used to produce 3D images in a wide range of sizes and formats. It is important to note that the Company's products are well beyond the proto-type stage and are readily available now for many applications. These products range from 3D sports cards, 3D telephone debit cards and 3D prints to large poster size 3D point-of-purchase display images used in advertising. While the cards and prints are typically reflective like any other 2D card or print, the display images may be transparent and lit from behind i.e. "back-lit transparencies". The Company also produces clinically accurate 3D images for the medical imaging market and exciting 3D prints for the average amateur photographer.


         AS TO IMAGES PRODUCED ON A PHOTOGRAPHIC MEDIUM, THE COMPANY HAS A TECHNOLOGY WHERE, AFTER PRINTING, THE IMAGE APPEARS TO REPRESENT THE ORIGINAL SCENE INCLUDING DEPTH DIMENSIONS. THAT IS, LIGHT ARRIVING AT THE EYE FROM THE UNIQUE PROPRIETARY SURFACE OF THE PRINT CLOSELY APPROXIMATES THE IMAGE CAPTURED BY THE EYE OR CAMERA AT THE ORIGINAL SCENE AND APPEARS IN THREE-DIMENSIONAL RELIEF.

         Previously other approaches to 3D printed images contained considerably less information than a person sees when viewing the original image. The i3Dx system actually encodes more information than is instantaneously received by the eye of the person when viewing the original image.


         For the purposes of this Registration Statement, these processes are generically referred to as "3D" imaging or technology.


         i3Dx.com is currently a privately held corporation with its majority/controlling shareholder being, NimsTec Limited, a privately held Bermuda corporation. The Company's CEO, Dr. Jerry C. Nims, is a principal in NimsTec Limited. For more detail on ownership, see Item 4 herein.


         PRODUCT AND TECHNOLOGY. I3DX IS A HI-TECH COMPANY WHICH PRIMARILY UTILIZES THE INTERNET FOR THE DEVELOPMENT AND DISTRIBUTION OF ITS 3D PRODUCTS. THE COMPANY'S TECHNOLOGY IS BASED ON THREE-DIMENSIONAL IMAGING SUITABLE FOR APPLICATIONS SUCH AS MEDICAL IMAGING, ADVERTISING AND MARKETING.


         THE COMPANY MAINTAINS A 26,500 SQUARE FOOT ADMINISTRATIVE, MANUFACTURING AND PROCESSING FACILITY IN DULUTH, GEORGIA. IT MASS-PRODUCES 3D IMAGES, IN BOTH REFLECTIVE PRINT AND TRANSPARENCY FORMATS, FOR THE FOLLOWING
MARKETS:


         -        COMMERCIAL
         -        MEDICAL
         -        CONSUMER


         THE COMPANY CURRENTLY PRODUCES 3D IMAGES FROM:


         -        SINGLE 2D SOURCE IMAGES (PRINTS, NEGATIVES, OR SLIDES)
         -        SINGLE 2D DIGITAL DATASETS (ELECTRONIC FILES)
         -        MULTIPLE 2D IMAGES AND DATASETS
         -        CUSTOMER 3D DIGITAL DATASETS
         - 3D DIGITAL DATASETS CREATED BY THE COMPANY'S COMPUTER SOFTWARE FOR THE CUSTOMER.


         THE MAJORITY OF THE COMPANY'S COMMERCIAL SOURCE IMAGES ARE DIGITAL IMAGE FILES RECEIVED ELECTRONICALLY VIA THE INTERNET. THE COMPANY'S ABILITY TO TRANSMIT 3D DATA FILES VIA THE INTERNET PROVIDES THE OPPORTUNITY FOR INTERACTIVE PARTICIPATION WITH THE CLIENT. THIS INTERACTION ALSO FACILITATES REAL TIME CREATION AND EDITING OF THE 3D IMAGE TO BE PRODUCED AND SUBSTANTIALLY REDUCES TIME FROM CONCEPT TO MARKET.


         THE COMPANY'S PRIMARY INTENDED BUSINESS APPLICATIONS FOR ITS THREE-DIMENSIONAL PHOTOGRAPHIC TECHNOLOGY INCLUDE:


- THE COMMERCIAL MARKET - INCLUDES PRODUCING OF TRANSPARENCIES AND REFLECTIVE PRINTS FOR ADVERTISING IN VARIOUS PUBLIC AND RETAIL OUTLETS, AND ASSISTING CLIENTS IN PREPARING PERSONAL IDENTIFICATION CARDS OR DOCUMENTS THROUGH THE USE OF THE 3D IMAGING TECHNOLOGY.


- THE MEDICAL MARKET - i3Dx's precision photographic optical film is utilized to communicate detailed spatial relationships and depth cues for medical diagnoses. A specific

- application is 3D Fundus Photography utilized in diagnosing patients in approximately 50 medical institutions.


- THE CONSUMER MARKET - PRIMARILY INVOLVES THE SALE AND MARKETING OF CAMERAS, FOR USE BY THE AMATEUR PHOTOGRAPHER, WHICH ARE CAPABLE OF TAKING PICTURES WHICH, WHEN DEVELOPED BY THE COMPANY USING ITS PROCESSES AND MATERIALS, HAVE A THREE-DIMENSIONAL EFFECT. OTHER CONSUMER PRODUCTS RANGE FROM 3D GREETING CARDS TO 3D ORIGINAL ART WHICH THE COMPANY CREATES IN-HOUSE.


         WHILE THE COMMERCIAL MARKET IMAGES ARE TYPICALLY CREATED DIGITALLY USING COMPUTER SOFTWARE, THE MEDICAL MARKET TYPICALLY INVOLVES MULTIPLE IMAGES TAKEN USING SPECIAL CAMERAS OR OTHER EQUIPMENT. THE CONSUMER MARKET PRIMARILY INVOLVES 3D IMAGES TAKEN USING SPECIAL MULTI-LENS CAMERAS.


         SINCE ITS INCEPTION IN JUNE, 1999, THE COMPANY HAS BEEN PROCESSING MEDICAL IMAGES AND CONSUMER MARKET ORDERS. THE COMPANY HAS RECENTLY CREATED A WEBSITE AT "www.i3dx.com" AND IS CURRENTLY RECEIVING ORDERS FOR ITS PRODUCTS AS WELL AS THE 2D SOURCE IMAGE FILES AND 3D ELECTRONIC PICTURE DATASETS REQUIRED FOR ITS COMMERCIAL MARKET IMAGING PROCESS.


         BECAUSE OF THE ORGANIZATIONAL NATURE OF THE COMPANY'S BUSINESS, IT MUST BE CONSIDERED A HIGH-RISK INVESTMENT WHICH DOES NOT YET HAVE ANY SIGNIFICANT REVENUES OR ANY INCOME.


         OWNERSHIP AND RELATED PARTY TRANSACTIONS. THE SHARES OF I3DX ARE SUBSTANTIALLY OWNED BY NIMSTEC LIMITED, WHICH IS ALSO THE LICENSOR OF TECHNOLOGY TO THE COMPANY. ITS PRINCIPAL SHAREHOLDERS ARE:


-        DR. JERRY NIMS    38%
-        L'AMI FOUNDATION  24%


         AS A PRACTICAL MATTER, NIMSTEC LIMITED SHOULD BE CONSIDERED AS A CONTROLLING ENTITY TO THE COMPANY AND ITS PRINCIPAL, DR. JERRY NIMS, MAY ENCOUNTER CONFLICTS OF INTEREST IN HIS POSITION AS AN OFFICER/DIRECTOR IN NIMSTEC AND I3DX. SEE SECTION ON RELATED PARTY TRANSACTIONS AND RELATIONSHIPS.


         THE COMPANY ALSO INTENDS TO FILE IN THE NEAR FUTURE A PROPOSED REGISTRATION OF PART OF ITS SECURITIES FOR DISTRIBUTION TO SHAREHOLDERS OF A FIRM KNOWN AS ELGT WHO HAS SUPPLIED INTERIM CAPITAL. SEE CAPITALIZATION
AND RELATED PARTY TRANSACTION SECTIONS.

         LICENSE AGREEMENT. THE COMPANY ENTERED INTO AN EXCLUSIVE LICENSING CONTRACT FOR THE TECHNOLOGY WITH NIMSTEC LIMITED AS OF JUNE 30, 1999 COVERING THE TERRITORY OF THE UNITED STATES, CANADA, AND MEXICO. IN CONSIDERATION, THE COMPANY IS OBLIGATED TO PAY TO NIMSTEC FIVE PER CENT (5%) OF ALL GROSS SALES IN EXCHANGE FOR A FIFTY YEAR EXCLUSIVE LICENSE (RENEWABLE ONCE ON LIKE TERMS) WITH NO MINIMUM SALES REQUIREMENTS TO MAINTAIN THE LICENSE.

         MAJORITY SHARES. NIMSTEC LIMITED HAS ACQUIRED THIRTY MILLION OF THE COMPANY'S AUTHORIZED NINETY MILLION CLASS "A" SHARES, AS WELL AS ALL OF THE 10 MILLION CLASS "B" SHARES IN CONSIDERATION FOR THE TRANSFER OF CERTAIN EQUIPMENT AND OTHER ASSETS TO THE COMPANY.


         FUTURE FOREIGN INTEREST. THE COMPANY PRESENTLY INTENDS AND HAS THE RIGHT TO ACQUIRE A CURRENTLY UNDESIGNATED MINORITY INTEREST IN A BELGIAN CORPORATION TO BE LOCATED IN FLANDERS, BELGIUM. THIS COMPANY WILL MANUFACTURE THE MICRO-LENS PRINT FILM EMPLOYED BY THE COMPANY FOR NIMSTEC LIMITED, THE INTENDED MAJORITY SHAREHOLDER OF THE TO BE FORMED BELGIAN CORPORATION. THE BELGIAN COMPANY MAY BE AN INDIRECT SUPPLIER OF PHOTOGRAPHIC FILM AND POTENTIALLY RELATED SUPPLIES UTILIZED BY THE COMPANY. THE BELGIAN COMPANY WILL BECOME AN AFFILIATE OF I3DX AND WILL HAVE A LICENSE TO MARKET 3D PRODUCTS IN EUROPE. NEITHER I3DX NOR THE BELGIAN COMPANY WILL DIRECTLY SELL TO, OR BUY FROM, THE OTHER. THE COMPANY HAS DESIGNATED SIXTY-SIX THOUSAND DOLLARS ($66,000) OF THE DEBENTURE PROCEEDS TO BE RECEIVED FROM ELGT FOR THE PURCHASE OF THE UNDESIGNATED MINORITY SHAREHOLDER INTEREST. NO OTHER TERMS OF THIS INTENDED FUTURE TRANSACTION HAVE BEEN NEGOTIATED.


         SUPPLIERS. THE COMPANY IS FULLY DEPENDENT UPON ITS LICENSOR, NIMSTEC LIMITED, TO SUPPLY THE LENTICULAR PRINT FILM WHICH THE COMPANY USES TO PRODUCE 3-D IMAGES. NIMSTEC LIMITED PRODUCES THE PRINT FILM FROM RAW MATERIALS THAT ARE READILY AVAILABLE FROM A NUMBER OF SUPPLIERS. THE COMPANY PURCHASES ITS SUPPLIES ON A MONTH TO MONTH BASIS FROM NIMSTEC AT A PRICE PRESCRIBED BY ITS LICENSE AGREEMENT. THE PRICE IS SET AT $1.50 PER SQUARE FOOT FOR THE FIRST TWO YEARS AND NEGOTIABLE THEREAFTER. THE COMPANY HAS NO COMPETITIVE BASIS TO COMPARE THE REASONABLENESS OF THE COST OF THESE MATERIALS AS THERE ARE NO OTHER AVAILABLE SUPPLIERS OF THIS UNIQUE PROPRIETARY MATERIAL.


         COMPETITION. WHILE THE COMPANY REGARDS THE PROCESSES AND THE SPECIALIZED FILM MATERIAL OBTAINED FROM NIMSTEC AS A UNIQUE PROPRIETARY MATERIAL, IT SHOULD BE NOTED THAT THE ACTUAL PROCESSING OF THE MATERIALS IS NOT PROTECTED BY EXISTING PATENT APPLICATIONS. AS A RESULT, IT MAY BE POSSIBLE FOR OTHER COMPANIES TO REPLICATE AND PRODUCE A SUBSTANTIALLY SIMILAR PRODUCT USING A MODIFIED AND UNPROTECTED PROCESSING PROCEDURE. ADDITIONALLY, THERE ARE OTHER COMPANIES WHICH PRODUCE 3-D IMAGING USING DIFFERENT TECHNOLOGY AND TECHNIQUES. WHILE THE COMPANY DOES NOT BELIEVE THAT THE QUALITY OR VARIETY OF THE COMPETITIVE PROCESSING IS EQUIVALENT TO THE COMPANY'S PROCESSES, THERE IS SUBSTANTIAL COMPETITION IN THIS MARKET SECTOR AND THE COMPANY DOES NOT CLAIM ANY EXCLUSIVITY AS TO THE GENERAL 3-D IMAGING PRODUCT. MOREOVER, VARIOUS OTHER COMPANIES WHICH ARE SUBSTANTIALLY LARGER AND BETTER CAPITALIZED MAY BE ABLE TO DOMINATE THE MARKETS IN WHICH THE COMPANY CURRENTLY OPERATES.


         EMPLOYEES. THE COMPANY PRESENTLY HAS 14 FULL-TIME EMPLOYEES AND NO PART-TIME EMPLOYEES, EXCLUSIVE OF MANAGEMENT. THE TOTAL GROSS PAY ROLL FOR ALL EMPLOYEES, EXCLUSIVE OF MANAGEMENT, IS APPROXIMATELY $338,000 PER YEAR. IT IS ANTICIPATED THAT EMPLOYEES AND EMPLOYEE COSTS WILL INCREASE SUBSTANTIALLY AS THE COMPANY MOVES TOWARDS GREATER ANTICIPATED PRODUCTION DURING FISCAL YEAR 2000. NO SPECIFIC PROJECTION OF THE AMOUNT OF INCREASE HAS BEEN DETERMINED, BUT IT IS ESTIMATED EMPLOYEE/PAYROLL GROWTH WILL BE IN THE RANGE OF 20 PER CENT TO 40 PER CENT FOR THE CALENDAR YEAR 2000.

         SEGMENT ANALYSIS. As a start-up Company, management does not believe that it has sufficient revenues to be able to analyze or project in any categorical or quantitative matter the relative percentage of revenues from the three general sectors of the Company's business, i.e. commercial, medical and consumer. It does appear from the very limited revenues received to date that the commercial sector will be the largest followed by the consumer and then the medical markets. It is anticipated that as the Company files its anticipated periodic reports as a Reporting Company, it will be in a position to subsequently have sufficient revenue data to analyze and allocate revenues, costs and other accounting factors by its principal market sectors and products. Further, to date, the Company does not have any measurable foreign market share and can not report sales on a foreign versus domestic basis.

         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company advises you that various information included in this Section, as well as other parts of this Registration Statement, include forward looking statements. These statements are based on management's beliefs and assumptions, particularly related to certain projected economic results, and upon information currently available to management. Forward looking statements include the information concerning possible or assumed future results of operations by the Company set forth under such headings as "Dividend Policy," and "Management's Discussion and Analysis." Forward looking statements also include statements in which we use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," or similar expressions indicating an intended but unknown future result. Each party relying upon this registration should understand that these constitute merely management's best projections of future results and should not be relied upon as an assurance or warranty of future results in any manner.

         The Company has processed and shipped product to all of its target markets: medical, consumer and commercial. However, due to the short period of time from inception to date, the sales volumes have been limited. As a result, the Company's Financial Statements, to date, reflect limited revenues without net earnings.

         PLAN OF OPERATION. Since the Company has not had a full year of operating history as a start-up entity, it is supplying as required under this report, its plan of operation for the ensuing twelve month period. With regard to this plan of operation, it should be understood that the Company has received from ELGT a total of $1,000,000 of interim capital. It believes that these funds should be sufficient to meet its ongoing operating costs, including such matters as rents, utilities, salaries and other standard costs for approximately a 10 month period. It is anticipated, though not warranted, that by the end of this projected interim period, the Company should have sufficient revenues to cover operating costs and would not be required to seek supplemental capitalization or financing to provide for interim operations. It is also anticipated that the Company may, after the next twelve month period, seek additional public financing for expansion and growth, but which future financing would be unrelated to this initial operational period.


         The Company does not anticipate that it will be able to devote any significant portion of its initial capital to product research and development during the interim period and would have to seek subsequent capitalization for further product research and development. However, the Company is satisfied that its current technology is adequate for at least the initial operating period of the next twelve months to meet any demands for product as generally outlined in this Registration Statement.


         OTHER THAN THE PARTICIPATION IN THE BELGIAN CORPORATION, WHICH WOULD BE A POTENTIAL SUPPLIER TO THE COMPANY OF FILM MATERIAL USED IN ITS 3-D PROCESSING, THE COMPANY DOES NOT HAVE ANY ANTICIPATION OR EXPECTATION TO PURCHASE OR EXPAND PLANT OR EQUIPMENT DURING THE NEXT TWELVE MONTHS.


         AS PREVIOUSLY DISCUSSED, THE COMPANY ANTICIPATES ITS PRESENT EMPLOYEE BASE OF 14 EMPLOYEES TO INCREASE BY A FACTOR OF APPROXIMATELY 20-40% OVER THE NEXT TWELVE MONTHS AS ANTICIPATED PRODUCTION INCREASES. I3DX HAS ALLOWED FOR AND BELIEVES IT WILL HAVE SUFFICIENT CAPITAL FROM THE INTERIM FINANCING SUPPLIED BY ELGT TO MEET THE ANTICIPATED INCREASE IN PAYROLL FROM THIS ANTICIPATED EMPLOYEE GROWTH.


         THE COMPANY DOES NOT ANTICIPATE ANY OTHER SIGNIFICANT CHANGES IN OPERATIONS OR PROCEDURES DURING THE NEXT TWELVE MONTH PERIOD.


         NOTWITHSTANDING THE FOREGOING GENERAL PROJECTIONS, THE COMPANY IS AWARE THAT THERE ARE VARIOUS FACTORS WHICH COULD ADVERSELY AFFECT ITS ANTICIPATED REVENUES, GROSS MARGINS AND OVERHEAD EXPENSES THEREBY RENDERING ITS ANTICIPATED ABILITY TO OPERATE ON THE INTERIM CAPITAL SUPPLIED BY ELGT TO BE INSUFFICIENT. THE COMPANY DOES NOT HAVE ANY SPECIFIC SECONDARY PLAN OF FINANCING SHOULD THE FINANCING SUPPLIED BY ELGT PROVE TO BE INSUFFICIENT UNTIL OR UNLESS REVENUES ARE ADEQUATE TO MEET OPERATING REVENUES. THE COMPANY MAY ATTEMPT TO OBTAIN ADDITIONAL INTERIM FINANCING FROM ELGT, THOUGH NO COMMITMENT OR OBLIGATION EXISTS. ALTERNATIVELY, THE COMPANY MAY SEEK TO COMPLETE AN INTERIM ADDITIONAL PRIVATE PLACEMENT FINANCING, THOUGH NO ASSURANCE CAN BE GIVEN OR MADE THAT SUCH FINANCING COULD BE RAISED. FINALLY, THE COMPANY COULD SEEK COMMERCIAL LOAN SOURCES, THOUGH IT DOES NOT HAVE ANY PRESENT LINE OF CREDIT OR FINANCING COMMITMENT FROM ANY COMMERCIAL LENDER.


         ALL OF THESE FACTORS CONSTITUTE A SIGNIFICANT RISK FACTOR IF THE COMPANY'S EXPENSES SHOULD EXCEED THOSE PROJECTED FOR THE NEXT TWELVE MONTHS OR IF ANTICIPATED REVENUES ARE NOT SUFFICIENT BY THE END OF SUCH PERIOD TO COVER THE ONGOING OPERATING EXPENSES. THE ULTIMATE RISK IS THE COMPANY MAY BE FORCED TO TERMINATE OPERATIONS SHOULD ADDITIONAL FINANCING BE REQUIRED BUT NOT BE AVAILABLE. THERE ALSO EXISTS THE POSSIBILITY THAT OTHER 3-D TECHNOLOGIES OR PROCESSES MAY ADVERSELY IMPACT UPON THE COMPANY'S COMPETITIVE POSITION AND THEREBY REDUCE ITS ABILITY TO CONTINUE AS AN ONGOING CONCERN. IT IS BELIEVED THAT ALL OF THESE SPECIFIC FACTORS ARE GENERALLY DISCUSSED ABOVE AND IN THE ACCOUNTANTS RESERVATION CONCERNING THE COMPANY BEING A "GOING CONCERN." SEE FINANCIAL STATEMENTS , NOTE 6.


         LIQUIDITY AND CAPITAL RESOURCES. THE COMPANY'S PRESENT LIQUIDITY IS ALMOST FULLY DEPENDENT ON ITS INITIAL FINANCING EFFORTS. THE COMPANY'S INITIAL CAPITALIZATION CONSISTS OF TANGIBLE ASSETS VALUED AT $3,178,781 BEFORE DEPRECIATION, AND CASH OF $417,489 PRIOR TO THE SECOND ANTICIPATED DEBENTURE FINANCING FROM ELGT AS SET-OUT BELOW. FOR ACCOUNTING PURPOSES, THE FIXED ASSETS ARE VALUED AT THEIR COST BASIS, LESS DEPRECIATION. SEE ATTACHED FINANCIAL STATEMENTS.


         The Company owns an exclusive license from NimsTec Limited, for a fifty year term with a right of renewal and with no volume restrictions, to utilize the licensed technology to manufacture and market products throughout its licensed territory of Canada, Mexico and the United States. The Company is obligated to pay a license fee, in the amount five percent (5%) of the Company's gross sales, for the term of the license. Ancillary to the license is the right of the Company to non-exclusive use of various 3D equipment of NimsTec Limited during the license term without additional consideration. The Company currently also purchases its raw materials from NimsTec.


         ELECTRIC AND GAS TECHNOLOGY, INC. (ELGT) IS A SMALL TECHNOLOGY COMPANY TRADED ON THE NASDAQ (NATIONAL MARKET SYSTEM) WITH ITS PRINCIPAL OFFICES IN DALLAS, TEXAS. ELGT HAS MADE AN INITIAL CAPITAL INVESTMENT IN THE COMPANY OF FIVE HUNDRED THOUSAND DOLLARS AS OF APPROXIMATELY JUNE 30, 1999 FOR WHICH IT RECEIVED 4,500,000 SHARES OF CLASS "A" COMMON STOCK OF THE COMPANY, AND WARRANTS TO ACQUIRE AN ADDITIONAL 2,500,000 CLASS "A" SHARES AT THE EXERCISE PRICE OF $4.00 PER SHARE FOR A TWELVE MONTH PERIOD. ELGT INTENDS TO "SPIN-OFF" OR DISTRIBUTE TO ITS SHAREHOLDERS THREE MILLION SHARES OF THE COMMON STOCK AND TWO MILLION OF THE WARRANTS PURSUANT TO A REGISTRATION STATEMENT OF I3DX TO BE SUBSEQUENTLY FILED AFTER THIS FORM 10-SB. IF ALL OF THE WARRANTS WERE EXERCISED, OF WHICH THERE IS NO ASSURANCE, THEN THE COMPANY WOULD RECEIVE AN ADDITIONAL GROSS CAPITALIZATION OF TEN MILLION DOLLARS.


         ELGT HAS ALSO ENTERED INTO A FURTHER COMMITMENT TO SUPPLY TO I3DX AN ADDITIONAL FIVE HUNDRED THOUSAND DOLLARS IN THE FORM OF A 24 MONTH CONVERTIBLE DEBENTURE, BEARING INTEREST AT 8% ANNUALLY, AND CONVERTIBLE TO I3DX CLASS "A" SHARES AT THE CONVERSION RATE OF $2.00 PER SHARE FOR A 24 MONTH PERIOD. THIS CONVERTIBLE LOAN IS PAYABLE UPON COMPLETION OF THE INITIAL I3DX FINANCING AND DELIVERY OF THE AUDITED FINANCIAL STATEMENTS TO ELGT. IF CONVERTED, THE RESULT WOULD CAUSE A REDUCTION OF THE DEBT OF THE COMPANY IN EXCHANGE FOR THE ISSUANCE OF 250,000 SHARES OF I3DX STOCK TO ELGT AT $2.00 PER SHARE. AS NOTED ABOVE, $66,000 OF THE PROCEEDS WILL BE APPLIED TO PURCHASE THE MINORITY INTEREST IN THE TO BE FORMED BELGIAN COMPANY. THIS DEBENTURE IS A GENERAL OBLIGATION INSTRUMENT.


         FINALLY, ELGT WILL BE ISSUED FIVE HUNDRED THOUSAND 24 MONTH WARRANTS EXERCISABLE AT $1.00 PER SHARE AS PART OF THE FINANCING COMMITMENT OF ELGT TO THE COMPANY. THESE WARRANTS WILL BE FOR A 24 MONTH PERIOD; AND, IF EXERCISED, WOULD RAISE AN ADDITIONAL FIVE HUNDRED THOUSAND DOLLARS IN CAPITAL FOR THE COMPANY. NO ASSURANCE OR GUARANTEE OF THE EXERCISE OF THESE WARRANTS CAN BE GIVEN.

         THE COMPANY HAS ALSO COMMITTED TO ELGT THAT IT WILL RETIRE THE $500,000 DEBENTURES FROM THE FIRST $4,000,000 IN WARRANTS EXERCISED BY ELGT, UNLESS ELGT ELECTS TO CONVERT THE DEBENTURE. AGAIN, NO ASSURANCE OF THE EXERCISE OF THESE WARRANTS CAN BE MADE. IF THE WARRANTS ARE NOT EXERCISED, THE COMPANY WILL BE CARRYING A DEBT OBLIGATION OF $500,000 TO ELGT WHICH CAN ONLY BE PAID FROM ANTICIPATED REVENUES OR EARNINGS. IF THESE EARNINGS DO NOT MATERIALIZE, THE COMPANY MAY NOT HAVE ANY MEANS OR RESOURCES FROM WHICH TO PAY ITS OUTSTANDING DEBT OBLIGATIONS AND MAY BE FORCED INTO A POSITION OF ILLIQUIDITY.


         OF THE PROCEEDS RECEIVED FROM ELGT TO DATE, $500,000, AND THE ANTICIPATED ADDITIONAL $500,000, THE COMPANY WILL RETIRE CURRENT OBLIGATIONS AND ACCOUNTS IN THE AMOUNT OF APPROXIMATELY $15,000; USE APPROXIMATELY $300,000 FOR MARKETING AND OPERATIONS; HOLD $66,000 IN RESERVE FOR THE PURCHASE OF AN INTEREST IN THE TO BE FORMED BELGIAN CORPORATION; AND EMPLOY THE APPROXIMATE BALANCE OF $619,000 AS A WORKING CAPITAL RESERVE TO BE EMPLOYED TO COVER ANTICIPATED OPERATING LOSSES FOR THE NEXT TWELVE MONTHS.

         RESULTS OF OPERATIONS. AS NOTED ABOVE, THE COMPANY HAS VERY LIMITED REVENUES TO DATE. HOWEVER, THE COMPANY HAS COMPLETED ITS WEBSITE AND IS PURSUING ITS MARKETING ACTIVITIES AS DESCRIBED ABOVE.




          MANAGEMENT'S PRESENT PROJECTED USE OF THE INITIAL PROCEEDS OBTAINED FROM ELGT, AS GENERALLY DESCRIBED ABOVE, WILL BE MORE FULLY SET-OUT IN THE USE OF PROCEEDS SECTION OF A SB-2 REGISTRATION STATEMENT ANTICIPATED TO BE FILED FOR THE COMPANY. THIS REGISTRATION STATEMENT, IF FILED AND APPROVED, MAY BE MADE AVAILABLE, WITHOUT COST, TO ANY INTERESTED SHAREHOLDER OR OTHER PARTY BY INQUIRY TO THE COMPANY AT ITS OFFICES LISTED ABOVE, OR WILL BE AVAILABLE AS A FILED DOCUMENT UNDER THE SEC EDGAR FILER WEBSITE DESIGNATED AS WWW.SEC.GOV.


         Y2K DISCLOSURE. FROM INCEPTION IN JUNE 1999 TO YEAR END THE COMPANY EXPENDED APPROXIMATELY ONE THOUSAND DOLLARS ($1,000) TO ATTEMPT TO INSURE THAT ITS INTERNAL COMPUTER SYSTEMS, INCLUDING CRITICAL INTERNET CONNECTIONS, WOULD CAUSE THE COMPANY'S COMPUTERS TO RECOGNIZE THE YEAR 2000 CHANGE AND CONTINUE TO FUNCTION NORMALLY. AS OF THE DATE OF THIS AMENDED REPORT, ALL OF THE COMPANY'S INTERNAL COMPUTER SYSTEMS APPEAR TO BE FUNCTIONING NORMALLY AND ALL HARDWARE AND SOFTWARE COMPONENTS ARE RECOGNIZING THE YEAR 2000 DATE. FURTHER, THE COMPANY HAS NOT REALIZED ANY COMPUTER RELATED FAILURES IN ANCILLARY SYSTEMS EMPLOYING COMPUTER COMPONENTS SUCH AS TELEPHONE SYSTEMS, FAXES OR OTHER EQUIPMENT. FINALLY, THE COMPANY IS RECEIVING ORDERS AND TRANSMITTING PRODUCT VIA THE INTERNET WITHOUT INTERRUPTION.

         ITEM 3.  DESCRIPTION OF PROPERTY.

         THE COMPANY OWNS $3,178,781 OF TANGIBLE ASSETS AND CASH OF $417,489. THE COMPANY'S RIGHT TO THE USE OF ADDITIONAL PRODUCTION EQUIPMENT, TECHNOLOGY AND FACILITIES UNDER LEASE OR LICENSE AGREEMENTS ARE DESCRIBED BY CATEGORY BELOW. THE COMPANY'S CAPITALIZATION, AS DESCRIBED IN THE PRECEDING SECTION, PRIMARILY CONSISTS OF ITS PROPERTY AND CASH. FOR ACCOUNTING PURPOSES, THE LEASEHOLDS AND LICENSE RIGHTS, INCLUDING PROPERTY AVAILABLE FOR NON-EXCLUSIVE USE UNDER THE LICENSE WITH NIMSTEC, ARE NOT VALUED.

         TANGIBLE PRODUCTION EQUIPMENT. IN ADDITION TO THE TANGIBLE ASSETS GENERALLY DESCRIBED ABOVE, WHICH ARE USED FOR PRODUCTION, THE COMPANY HAS THE NON-EXCLUSIVE USE, UNDER ITS LICENSE, OF VARIOUS OTHER EQUIPMENT OWNED BY THE LICENSOR. TITLE TO THIS EQUIPMENT REMAINS WITH NIMSTEC. THIS EQUIPMENT IS NOT INCLUDED IN THE FINANCIAL STATEMENTS FOR THE COMPANY. THE COMPANY BELIEVES ITS OWNED EQUIPMENT, PLUS THE NIMSTEC "USE" EQUIPMENT, TO BE SUFFICIENT EQUIPMENT FOR THE INITIAL INTENDED PRODUCTION OF THE 3D IMAGING PRODUCTS.

         LEASEHOLDS. THE COMPANY PRESENTLY LEASES ITS PRINCIPAL OFFICE FACILITIES AT 4850 RIVER GREEN PARKWAY, DULUTH, GEORGIA. THESE PREMISES CONSIST OF ADMINISTRATIVE AND MANUFACTURING AREA OF APPROXIMATELY 26,500 SQUARE FEET. THE PROPERTY IS HELD UNDER A SEVEN YEAR LEASE AT A MONTHLY LEASE RATE OF $ 18,000, WITH NO RIGHT OF RENEWAL.

         ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

         I3DX IS CURRENTLY A PRIVATELY HELD CORPORATION WITH ITS LICENSOR AND PRINCIPAL SHAREHOLDER BEING, NIMSTEC LIMITED, A BERMUDA CORPORATION. NIMSTEC CURRENTLY HOLDS THIRTY MILLION SHARES OF AN AUTHORIZED NINETY MILLION SHARES OF THE CLASS "A" COMMON STOCK, CONSTITUTING 87% OF THE

ISSUED AND OUTSTANDING SHARES, AND TEN MILLION SHARES OF AN AUTHORIZED TEN MILLION SHARES OF THE CLASS "B" COMMON STOCK. IT SHOULD BE NOTED THE CLASS "B" COMMON STOCK REPRESENTS 51% OF THE VOTING SHARES IN THE COMPANY. THE ONLY OTHER SIGNIFICANT PRESENT SHAREHOLDER IS ELECTRIC GAS AND TECHNOLOGY, INC., A SMALL PUBLICLY TRADED NASDAQ NATIONAL MARKET SYSTEM CORPORATION, (ELGT) WHOSE RELATIONSHIP IS SUBSEQUENTLY EXPLAINED IN THIS REGISTRATION STATEMENT AS A FUNDING AND CONSULTING PUBLIC COMPANY, AND WHICH IS ALSO ASSISTING I3DX IN THE PARTIAL DISTRIBUTION OF ITS STOCK TO ELGT SHAREHOLDERS THROUGH AN INTERIM CAPITALIZATION BY ELGT.


         ELGT CURRENTLY HOLDS 4,500,000 SHARES OF CLASS "A" COMMON STOCK OF WHICH IT INTENDS TO DISTRIBUTE THREE MILLION TO ITS SHAREHOLDERS PURSUANT TO AN ANTICIPATED SB-2 REGISTRATION STATEMENT BY THE COMPANY EXPECTED TO BE FILED DURING THE REVIEW OF THIS FORM 10, TOGETHER WITH TWO MILLION WARRANTS OUT OF 2.5 MILLION EXERCISABLE FOR ADDITIONAL CLASS "A" COMMON SHARES TO ITS SHAREHOLDERS AT $4.00 PER SHARE TO ACQUIRE ONE SHARE FOR EACH WARRANT EXERCISED. AFTER THE INTENDED DISTRIBUTION, ELGT WOULD CONTINUE TO DIRECTLY OWN APPROXIMATELY 1.5 MILLION I3DX CLASS "A" COMMON RESTRICTED SHARES AND WARRANTS TO ACQUIRE AN ADDITIONAL 0.5 MILLION SHARES. IN ADDITION, I3DX HAS RESERVED AN ADDITIONAL SIX MILLION CLASS "A" SHARES FOR WARRANTS OR OPTIONS OF WHICH ELGT HAS RECEIVED A WARRANT RIGHT UNDER WHICH IT MAY ACQUIRE UP TO 500,000 SHARES IN A TWENTY-FOUR MONTH WARRANT PERIOD AT $1.00 PER SHARE. AT PRESENT THERE ARE NO OTHER ISSUED AND OUTSTANDING SHARES OR SHAREHOLDERS OF THE COMPANY.

         IN THIS SECTION, WITHOUT FURTHER NARRATIVE DISCUSSION, THE COMPANY ATTEMPTS TO SET OUT GRAPHICALLY A SUMMARY OF THOSE HOLDINGS BY THE PRINCIPAL SECURITY HOLDERS, INCLUDING ALL WARRANT AND OPTIONS RIGHTS:

------------------------- ----------------------- ---------------------- -----------------------
                                                                         Current Percentage of
                                                                           Issued Shares /
                                                                         percentage assuming
                                                   Max. No. of Shares        all options or
                                                    Issued / or to be        warrants are
    Security Holder          Type of Security            Issued               Exercised
------------------------- ----------------------- ---------------------- -----------------------
   NimsTec Limited(1)                                  30,000,000        87.0%
                             Class "A" Common           (issued)         -----
                                                                         80%
------------------------- ----------------------- ---------------------- -----------------------
   NimsTec Limited           Class "B" Common          10,000,000        100%
                          (51% of voting shares)        (issued)         ----
                                                                         100%
------------------------- ----------------------- ---------------------- -----------------------
        ELGT (2)             Class "A" Common           4,500,000        13.0%
                                                        (issued)         -----
                                                                         12%
------------------------- ----------------------- ---------------------- -----------------------
        ELGT                 Class "A" Warrants at      2,500,000        0%
                                $4.00/share (3)         (issued)         ---
                                                                         6.7%
------------------------- ----------------------- ---------------------- -----------------------
        ELGT                Warrants for 500,000        500,000          0%
                            Class "A" Shares at        (issued)          ---
                            $1.00/share (4)                              1.3%
------------------------- ----------------------- ---------------------- -----------------------



(1) NimsTec is a privately held Bermuda corporation whose principal shareholders are:


       - Dr. Jerry Nims    38%
       - L'Ami Foundation  24%


(2) ELGT is a publicly held Texas Corporation. Following are the directors and principal officers holding shares, together with their shareholder percentage. There are no other shareholders which hold 10% or more of the ELGT stock:


       - S. Mort Zimmerman, Director, President and Chairman, 10.88%
       - Daniel A. Zimmerman, Director, Vice President, 4.64%
       - Edmund Bailey, Director, Vice President, CFO, .86%
       - Fred M. Updegraff, Director, Vice President, Treasurer, 1.10%


(3) These warrants are exercisable at $4.00/share for twelve months and were deemed issued on July 3, 1999.


(4) These warrants are exercisable at $1.00/share for twenty-four months, and were issued on August 9, 1999.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         DIRECTORS AND EXECUTIVE OFFICERS. THE FOLLOWING CHART SETS OUT A LIST OF THE DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS. FOLLOWING THE CHART IS A BRIEF RESUME OF EACH OF THE DIRECTORS AND OFFICERS.


------------------------- ----------------------- ---------------------- -----------------------
          NAME                     TITLE              CURRENT TERM OF      YEARS OF SERVICE
                                                         OFFICE
------------------------- ----------------------- ---------------------- -----------------------
   DR. JERRY C. NIMS          CHAIRMAN OF THE      6/18/99 TO 6/30/00*    FROM INCEPTION JUNE,
                              BOARD, CEO, CTO                                    1999
------------------------- ----------------------- ---------------------- -----------------------
     PAUL F. PETERS             DIRECTOR,          6/18/99 TO 6/30/00*    FROM INCEPTION JUNE,
                                PRESIDENT,                                       1999
                                   COO
------------------------- ----------------------- ---------------------- -----------------------
    RONALD J. DOEVE          EXECUTIVE VICE        10/1/99 TO 6/30/00*      FROM OCT. 1999
                           PRESIDENT, SECRETARY
------------------------- ----------------------- ---------------------- -----------------------
DR. WILLIAM KARCZES, PHD    SR. VICE PRESIDENT,    11/1/99 TO 6/30/00*      FROM NOV. 1999
                          RESEARCH & DEVELOPMENT
------------------------- ----------------------- ---------------------- -----------------------
     JAMES COLLINS            TREASURER, CFO       9/1/99 TO 6/30/00*       FROM SEP. 1999
------------------------- ----------------------- ---------------------- -----------------------


      *UNLESS OTHERWISE REPLACED AT THE PLEASURE OF THE BOARD OF DIRECTORS


       THE FOLLOWING TABLE SETS-OUT THE OWNERSHIP OF THE COMPANY'S STOCK BY ALL PRINCIPAL OFFICERS AND DIRECTORS:

------------------------------- ---------------------------- ----------------------------- ----------------------------
       TITLE OF CLASS(1)             NAME & ADDRESS OF            AMOUNT & NATURE OF            PER CENT OF CLASS
                                     BENEFICIAL OWNER              BENEFICIAL OWNER
------------------------------- ---------------------------- ----------------------------- ----------------------------
         COMMON STOCK               DR. JERRY C. NIMS                     0                           0%
                                "4850 RIVER GREEN PARKWAY,
                                   DULUTH GEORGIA 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------
         COMMON STOCK                 PAUL F. PETERS                      0                           0%
                                "4850 RIVER GREEN PARKWAY,
                                    DULUTH GEORGIA 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------
         COMMON STOCK                 RONALD J. DOEVE                     0                           0%
                                "4850 RIVER GREEN PARKWAY,
                                    DULUTH GEORGIA 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------
         COMMON STOCK                  DR. WILLIAM                        0                           0%
                                       KARCZES, PHD
                                "4850 RIVER GREEN PARKWAY,
                                   DULUTH GEORGIA 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------
         COMMON STOCK                 JAMES COLLINS                       0                           0%
                                "4850 RIVER GREEN PARKWAY,
                                    DULUTH GEORGIA 30096"
------------------------------- ---------------------------- ----------------------------- ----------------------------


       THE COMPANY HAS ONLY ONE CLASS OF STOCK, CLASS "A" WHICH WILL BE USED FOR FINANCING PURPOSES. THE CLASS "B" SHARES REPRESENT AN EQUAL OWNERSHIP PER SHARE, BUT 51% OF THE VOTING CONTROL, AND WILL BE HELD EXCLUSIVELY BY NIMSTEC LIMITED.


       (1)WHILE DR. NIMS DOES NOT DIRECTLY HOLD ANY SHARES IN THE COMPANY, HE IS AN INDIRECT BENEFICIAL OWNER BY OWNING A LITTLE MORE THAN ONE-THIRD OF NIMSTEC LIMITED.

BIOGRAPHICAL INFORMATION.

         DR. JERRY C. NIMS, AGE 64. DR. NIMS IS THE FOUNDER OF THE COMPANY AND ACTS AS ITS BOARD CHAIRMAN. HE IS ALSO THE CHIEF EXECUTIVE OFFICER AND THE CHIEF TECHNICAL OFFICER. DR. NIMS HAS BEEN ACTIVE IN THE DEVELOPMENT OF 3D TECHNOLOGY OVER THE PAST 32 YEARS. DR. NIMS OBTAINED HIS FIRST PATENT IN 3-DIMENSIONAL TECHNOLOGY IN 1974. FROM 1970 TO 1984 HE WAS INVOLVED WITH NIMSLO TECHNOLOGY, INC. IN THE DEVELOPMENT OF VARIOUS 3D TECHNOLOGIES AND PATENTS. FROM 1984 TO 1990, HE WAS AFFILIATED WITH OLSEN GROUP OF NORWAY. FROM 1990 TO 1995 HE WAS PRIMARILY ENGAGED IN INTEREST OUTSIDE THE TECHNOLOGY FIELD. FROM 1996 TO PRESENT, HE HAS BEEN A FULL-TIME OFFICER OF NIMSTEC LIMITED. DR. NIMS WILL CONTINUE TO PARTICIPATE WITH NIMSTEC LIMITED AS AN OFFICER AND DIRECTOR. HE WILL, HOWEVER, NOT PARTICIPATE AS EITHER AN OFFICER OR DIRECTOR OF THE COMPANY IN ANY

MATTER WHICH MATERIALLY EFFECTS THE CONTRACTUAL RELATIONSHIP BETWEEN THE COMPANY AND NIMSTEC LIMITED. IT IS INTENDED THAT DR. NIMS WILL SERVE THE COMPANY ON AN AS NEEDED BASIS.

         PAUL F. PETERS, AGE 36. MR. PETERS WILL ACT AS PRESIDENT AND COO OF THE COMPANY. MR. PETERS WAS FORMALLY WITH THE BANK OF NEW ENGLAND AS A FINANCIAL/EDP (ELECTRONIC DATA PROCESSING) AUDITOR FROM APPROXIMATELY 1985-1987. HE ALSO HAS WORKED IN THE INVESTMENT BANKING FIELD, INCLUDING VICE PRESIDENT FOR LEHMAN BROTHERS INTERNATIONAL PRIVATE CLIENT GROUP FROM 1988-1995. PREVIOUSLY, MR. PETERS WAS THE DIRECTOR OF BUSINESS DEVELOPMENT FOR NIMSTEC LIMITED FROM APPROXIMATELY 1996 THROUGH JUNE, 1999. MR. PETERS TRAVELED GLOBALLY FOR TWO YEARS FOR NIMSTEC LIMITED, DEVELOPING A FIVE-YEAR PLAN AND BUSINESS MODEL AND NEGOTIATING GLOBAL ALLIANCES AND PARTNERSHIPS. IT IS ANTICIPATED THAT MR. PETERS WILL SERVE THE COMPANY ON A FULL TIME BASIS.

         RONALD J. DOEVE, AGE 47. PRESENT: I3DX, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY. 1989 TO PRESENT: COUNSEL TO PARIBAS AFFILIATE; ACQUISITION COUNSEL SINCE 1998; 1997 TO PRESENT: COUNSEL TO DUTCH GOVERNMENT TRUSTEE IN GEORGIA LITIGATION; 1992 TO PRESENT: SPECIAL MASTER/RECEIVER FOR GEORGIA SUPERIOR COURTS, GWINNETT CIRCUIT; 1984 TO 1986: LITIGATION COUNSEL, DEPARTMENT OF TREASURY/INTERNAL REVENUE SERVICE, SOUTHEAST REGION. MR. DOEVE JOINED THE COMPANY IN OCTOBER 1999 AND IT IS EXPECTED HE WILL SERVE ON A FULL TIME BASIS.


         DR. WILLIAM M. KARSZES, PHD, AGE 52. PRESENT: I3DX, SENIOR VICE PRESIDENT, RESEARCH & DEVELOPMENT AND MANUFACTURING. 1992 TO 1999:
PRESIDENT/CONSULTANT, PLASTIC ASSOCIATES, INC. OVER 30 YEARS OF EXPERIENCE IN ALL FORMS OF PLASTIC PROCESSING. WIDE RANGE OF EMPLOYMENT WITH VARIOUS MULTINATIONALS INCLUDING GENERAL ELECTRIC, CIBA GEIGY, AND AMERITECH. CONSULTING CLIENTS INCLUDING AMERICAN CYANAMID, POLYMER GROUP INC. (PGI), AT&T, ETC. MR. KARSZES JOINED THE COMPANY IN NOVEMBER 1999 AND IT IS EXPECTED WILL SERVE ON A FULL TIME BASIS.


         JAMES COLLINS, AGE 52. FROM 1987 TO DATE MR. COLLINS HAS OWNED AND OPERATED COLLINS & COMPANY WHICH PROVIDES MANAGEMENT ACCOUNTING SERVICES TO VARIOUS BERMUDA BASED COMPANIES, INCLUDING SHIPPING AND REAL ESTATE INTERESTS. MR. COLLINS IS A MEMBER OF THE INSTITUTE OF CHARTERED ACCOUNTANTS AND WAS A FOUNDING MEMBER OF THE INSTITUTE OF CHARTERED ACCOUNTANTS FOR BERMUDA. FROM 1973 TO 1986 HE WAS THE TREASURER AND HELD OTHER OFFICES IN TMX, LTD., THE INTERNATIONAL FINANCIAL AND DISTRIBUTION AFFILIATE OF TIMEX CORPORATION. HE HELD SEVERAL DIRECTORSHIPS WITHIN THE GROUP. HE WAS ALSO A FORMER DIRECTOR OF ACCOUNTING SERVICES FOR PEAT MARWICK MITCHELL. MR. COLLINS WILL ACT AS THE CHIEF FINANCIAL OFFICER AND THE TREASURER OF THE COMPANY. IT IS INTENDED MR. COLLINS WILL SERVE THE COMPANY ON AN AS NEEDED BASIS.


KEY ADVISORS


         SIR DAVID GIBBONS, Age 72. Sir David currently serves as the CEO of Edmund Gibbons Ltd. and the Chairman of Colonial Insurance C.O. Ltd. both privately held Bermuda based corporations. From 1958-1999 Sir David served first as a Director of the Board of N. T. Butterfield & Sons Ltd. and lastly as the Chairman (1986-1997). Sir David also has a long history of service in various positions in the government of the Bermuda last serving as the Chairman of the Bermuda Monetary Authority (1984-1986) and previously as Finance Minister and a Member or Parliament. He was awarded the title KBE by her majesty the Queen in January 1985. Sir David will advise the Company on an as needed basis.

         DAVID PERDUE, Age 45. Currently Executive Vice President for Reebok International Ltd. since 1998 where he was responsible for three of Reebok's four divisions, including Global Marketing, Global Sales and Global Operations. Prior to his affiliation with Reebok, Mr. Perdue was Senior Vice President for Haggar Apparel (1995-1998) and was responsible for global sales and distributions. From 1993 - 1995 he was the President of Sara Lee Asia. Mr. Perdue will act as a Director and consultant to the Company starting December, 1999. Mr. Perdue will advise the Company on an as needed basis.




ITEM 6.  EXECUTIVE COMPENSATION.

------------------- --------- -------------------------------------- -------------------------------------------------- ------------
                                                                                                                        ALL OTHER
     NAME AND                                                                                                          COMPENSATION
PRINCIPAL POSITION    YEAR             ANNUAL COMPENSATION                       LONG TERM COMPENSATION                    ($)
                              ------------- ----------- ------------ ------------------------------------- ------------
                                                           OTHER                    AWARDS                   PAYOUTS
                                                          ANNUAL     ------------------------------------- ------------
                                 SALARY       BONUS     COMPENSATION     RESTRICTED      SECURITIES            LTIP
                                  ($)          ($)          ($)        STOCK AWARD(S)    UNDERLYING          PAYOUTS
                                                                           ($)          OPTIONS/SARS          ($)
                                                                                            (#)
------------------- --------- -------------------------------------- -------------------------------------------------- ------------
PAUL F. PETERS,     1999      $36,000       0           0            0               0                     0            0
PRESIDENT
------------------- --------- -------------------------------------- -------------------------------------------------- ------------
DR. JERRY NIMS,     1999      $36,000       0           0            0               0                    0             0
CHAIRMAN OF THE
BOARD, CEO
------------------- --------- -------------------------------------- -------------------------------------------------- ------------

       NONE OF THE CURRENT OR PROSPECTIVE OFFICERS HAVE BEEN GRANTED ANY OPTIONS, WARRANTS OR 401K OR OTHER STOCK RIGHTS IN THE COMPANY. FURTHER, THE COMPANY DOES NOT PRESENTLY HAVE ANY ESTABLISHED PENSION, STOCK OPTION, OR STOCK INCENTIVE OR RELATED TYPE PLANS.

       SALARIES HAVE BEEN PAID TO MESSRS. NIMS AND PETERS SINCE JULY, 1999. NO SALARIES HAVE BEEN FIXED FOR THE OTHER OFFICERS WHO WILL INITIALLY SERVE ON A PART-TIME BASIS.


       DR. NIMS, WHILE NOT DIRECTLY HOLDING SHARES IN THE COMPANY, IS A MINORITY OWNER (A LITTLE MORE THAN ONE-THIRD) IN THE LICENSOR OF THE COMPANY, NIMSTEC LIMITED, A BERMUDA CORPORATION, WHICH CURRENTLY OWNS APPROXIMATELY 87% OF THE ISSUED AND OUTSTANDING CLASS "A" COMMON STOCK OF THE COMPANY AND 100% OF THE CLASS "B" COMMON STOCK (REPRESENTING 51% OF THE VOTING RIGHTS IN THE

COMPANY). AS A RESULT, IT SHOULD BE DEEMED THAT DR. NIMS IS AN INDIRECT BENEFICIAL OWNER OF THE SHARES SET-OUT IN THE FOREGOING TABLE.


       ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         AS GENERALLY DESCRIBED UNDER ITEM 1 "DESCRIPTION OF BUSINESS" AND
ITEM 4 "BENEFICIAL OWNERSHIP OF STOCK", THERE ARE DEEMED TO BE TWO AFFILIATED ENTITIES WHICH MAY HAVE A MATERIAL INFLUENCE OR RELATIONSHIP WITH THE COMPANY'S OPERATIONS.


- NIMSTEC LIMITED CURRENTLY HOLDS 87% OF ALL CLASS "A" SHARES OF THE COMPANY AND 100% OF THE CLASS "B" SHARES. THE CLASS "B" SHARES REPRESENT 51% OF THE VOTING SHARES. EVEN IF ALL PRESENT OPTIONS AND WARRANTS OUTSTANDING WERE EXERCISED AND THE CONVERTIBLE DEBENTURES WERE CONVERTED TO CLASS "A" SHARES BY ELGT, NIMSTEC WOULD CONTINUE TO HOLD 80% OF THE CLASS "A" SHARES AND ALL OF THE CLASS "B" SHARES. AS A RESULT, NIMSTEC IS IN CONTROL OF THE COMPANY AND WILL REMAIN IN CONTROL FOR THE FORESEEABLE FUTURE. DR. JERRY C. NIMS WHO IS A PRINCIPAL OFFICER IN I3DX IS ALSO AN OFFICER IN NIMSTEC LIMITED AND HOLDS APPROXIMATELY ONE-THIRD (1/3) OF THE SHARES IN THAT ENTITY. ACCORDINGLY, DR. NIMS MUST BE CONSIDERED TO BE IN A POSITION TO EXERCISE POTENTIAL CONTROL OVER THE COMPANY.

- ELGT PRESENTLY OWNS 13% OF THE CLASS "A" SHARES AND HAS OPTION AND CONVERSION RIGHTS TO ACQUIRE An ADDITIONAL 7.0% AS A RESULT, ELGT MUST BE CONSIDERED TO HAVE SIGNIFICANT INFLUENCE IN THE COMPANY.

- NIMSTEC LIMITED, AS PREVIOUSLY DESCRIBED, ACTS AS A LICENSOR FOR THE COMPANY FOR ALL OF ITS TECHNOLOGICAL RIGHTS. NIMSTEC ALSO HAS A RELATIONSHIP TO SUPPLY THE PROCESSING FILM AND MATERIALS TO THE COMPANY. IT IS DOUBTFUL THE COMPANY COULD CONTINUE IN ITS INTENDED OPERATIONS IN ANY MANNER WITHOUT THE LICENSE RIGHTS GRANTED AND EQUIPMENT PROVIDED BY NIMSTEC UNDER THE LICENSING AGREEMENT AS GENERALLY DESCRIBED ABOVE. THE CHAIRMAN OF THE BOARD OF THE COMPANY, DR. NIMS, CONTINUES TO ACT AS A MANAGER WITHIN NIMSTEC LIMITED. THE FACT THAT DR. NIMS IS A MINORITY INTEREST OWNER IN NIMSTEC, AS WELL AS THE CHAIRMAN OF THE BOARD OF THE COMPANY, MAY CREATE CERTAIN POTENTIAL CONFLICTS OF INTEREST. SPECIFICALLY, IT IS NOTED THAT DR. NIMS HAS POSITIONS WITH A BENEFICIAL OWNERSHIP INTEREST IN THE COMPANY AND IN NIMSTEC LIMITED, AS WELL AS THE RESULTING BENEFICIAL OWNERSHIP OF THE NIMSTEC LIMITED INTEREST IN THE COMPANY. THE COMPANY BELIEVES THAT IS HAS PROVIDED ADEQUATE SAFEGUARDS AGAINST THESE POTENTIAL CONFLICTS BY ADOPTING A PROTOCOL. UNDER THE PROTOCOL, DR. NIMS WILL CONTINUE TO PARTICIPATE IN NIMSTEC LIMITED. HE WILL NOT, HOWEVER, PARTICIPATE, AS EITHER AN OFFICER OR DIRECTOR OF I3DX, IN ANY MATTER WHICH MATERIALLY EFFECTS ANY CONTRACTUAL RELATIONSHIP BETWEEN THE COMPANY AND NIMSTEC LIMITED. IT IS NOTED THAT THE PRIMARY CONTRACTUAL RELATIONSHIP BETWEEN THESE TWO ENTITIES IS ALREADY SPECIFIED AND GOVERNED BY THE JUNE 30, 1999 ASSET AND LICENSE PURCHASE AGREEMENT. IT IS NOT ANTICIPATED THAT THE COMPANY WILL BE INVOLVED WITH NIMSTEC LIMITED IN ANY MATERIAL DEALINGS OUTSIDE OF THE TERMS OF SAID AGREEMENT. NONETHELESS, BECAUSE OF THE PREDOMINANT SHAREHOLDER INTEREST OF NIMSTEC LIMITED IN THE COMPANY, IT SHOULD BE DEEMED THAT NIMSTEC MAY BE IN A POSITION TO SUBSTANTIALLY CONTROL THE DIRECTION OF THE COMPANY.

- ELGT should be considered as an affiliated company, as it has supplied interim capital financing to the Company and will be engaged with the Company in a "spin-off" of various shares of i3Dx to ELGT shareholders as part of a contemporaneously filed registration statement. While ELGT does not have a position on the Board of Directors or any management authority or rights in the Company, it does hold in excess of ten per cent of the issued and outstanding shares of the Company at the present time and by such shareholder position should be considered a control or affiliated party.


- TO THE BEST KNOWLEDGE OF THE COMPANY, THERE ARE NO OTHER AFFILIATED PERSONS OR RELATED PARTY CONTRACTUAL RELATIONSHIPS OTHER THAN DESCRIBED IN THIS SECTION AND MORE FULLY SET-OUT IN OTHER PARTS OF THIS REGISTRATION STATEMENT.

       ITEM 8.  DESCRIPTION OF SECURITIES.

        THE COMPANY HAS TWO CLASSES OF COMMON STOCK. A CLASS "A" COMMON STOCK CONSISTING OF 90 MILLION SHARES, AUTHORIZED AT $0.01 PAR VALUE AND 10 MILLION CLASS "B" COMMON SHARES HAVING A $0.01 PAR VALUE. THE COMPANY HAS NO PREFERRED OR OTHER CLASSES OF SHARES.


       THE CLASS "B" VOTING SHARES CONSTITUTE 51% OF THE VOTING RIGHTS IN THE COMPANY AND ARE ALL ISSUED AND HELD BY NIMSTEC LIMITED AS PREVIOUSLY DESCRIBED. OF THE 90 MILLION AUTHORIZED CLASS "A" COMMON SHARES, PRESENTLY 34,500,000 SHARES ARE ISSUED AND AN ADDITIONAL 3,250,000 SHARES ARE SUBJECT TO BE ISSUED PURSUANT TO VARIOUS DEBENTURE CONVERSION RIGHTS OR WARRANTS. THE AGGREGATE OF THE CLASS "A" SHARES HOLD 49% OF THE VOTING RIGHTS IN THE COMPANY.


       THE CLASS "B" SHARES WOULD BE ENTITLED TO 51% OF ANY STOCK DIVIDEND AND THE CLASS "A" SHARES ENTITLEMENT WOULD BE 49%.

       THERE ARE NO PREEMPTIVE RIGHTS OR CUMULATIVE VOTING PROVISIONS IN THE COMPANY. AT PRESENT, THE COMPANY PAYS NO DIVIDENDS AND IT DOES NOT ANTICIPATE IN THE FORESEEABLE FUTURE THAT THERE WILL BE ANY DIVIDENDS PAID.

       NO FULLY ISSUED AND SUBSCRIBED SHARE SUBJECT TO REDEMPTION, ASSESSMENT, OR CALL.

       THE DEBT SECURITIES OF THE COMPANY CONSTITUTE THE RIGHT TO ACQUIRE 250,000 CLASS "A" SHARES, WHICH MAY BE ISSUED PURSUANT TO THE CONVERTIBLE DEBENTURE AS GENERALLY DESCRIBED UNDER THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND A TOTAL OF 3,000,000 WARRANTS FOR 3,000,000 CLASS "A" COMMON SHARES. NO ASSURANCE OF WHETHER THE DEBENTURES WILL BE CONVERTED OR THE WARRANTS EXERCISED CAN BE MADE OR GIVEN AT THIS TIME.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY & OTHER SHAREHOLDER MATTERS.

       THE COMPANY DOES NOT HAVE A PRICE RANGE FOR ITS SECURITIES, AS IT HAS NOT ISSUED ANY PUBLICLY TRADED STOCK TO DATE. IT IS NOT ANTICIPATED THAT THERE CAN BE ANY PUBLIC TRADING IN THE COMPANY'S STOCK UNTIL AFTER THE FILING AND EFFECTIVENESS OF THIS REGISTRATION STATEMENT AND A SUBSEQUENTLY ANTICIPATED SB-2 REGISTRATION STATEMENT PERTAINING TO THE "SPIN OFF" OF THE COMPANY STOCK TO VARIOUS ELGT SHAREHOLDERS AS PREVIOUSLY SET OUT AND EXPLAINED.

       NO BROKER/DEALERS OR OTHERS ACTING AS POTENTIAL MARKET MAKERS HAVE MADE ANY COMMITMENT TO MAINTAIN OR TO INITIATE A TRADING MARKET IN THE COMPANY'S STOCK UPON COMPLETION OF THE "SPIN OFF." IT IS ANTICIPATED THAT THE SHARES "SPUN OFF" TO ELGT SHAREHOLDERS MAY BE SUBJECT TO LIMITED TRADING ON THE ELECTRONIC BULLETIN BOARD ARISING OUT OF THE DESIRE TO TRADE SUCH SECURITIES BY THESE SHAREHOLDERS, THOUGH NO ASSURANCE OF ANY SUCH MARKET ACTIVITY CAN BE MADE. THE COMPANY'S LONGER TERMS OBJECTIVE WOULD BE TO ATTEMPT TO MEET, AS SOON AS POSSIBLE, THE LISTING REQUIREMENTS FOR NASDAQ "SMALL CAP" STATUS AND BE TRADED ON THAT MARKET, THOUGH NO ASSURANCE OR WARRANTY WHETHER OR WHEN SUCH QUALIFICATION WILL BE MET, CAN BE GIVEN.

       THE COMPANY DOES NOT PRESENTLY PAY ANY DIVIDENDS AND DOES NOT ANTICIPATE PAYING DIVIDENDS FOR THE FORESEEABLE FUTURE. CURRENTLY THE COMPANY HAS NO EARNING FROM WHICH TO PAY DIVIDENDS AND ANY FUTURE EARNING ARE ANTICIPATED TO BE REINVESTED. THE COMPANY INTENDS TO RETAIN ALL EARNINGS FOR GROWTH PURPOSES. THE COMPANY WAS ONLY RECENTLY ORGANIZED, IN JUNE, 1999, AND HAS NOT HAD ANY FORMAL SHAREHOLDER MEETINGS SINCE SUCH ORGANIZATION. THE COMPANY PRESENTLY ANTICIPATES HOLDING ITS FIRST ANNUAL SHAREHOLDERS' MEETING IN LATE CALENDAR YEAR 2000, THOUGH NO SPECIFIC DATE HAS BEEN SET BY THE BOARD OF DIRECTORS AT THIS TIME. TO THE BEST KNOWLEDGE OF THE COMPANY, THERE ARE NO PENDING SHAREHOLDER MATTERS OR PROPOSED ITEMS TO BE INCLUDED IN ANY SPECIAL OR GENERAL MEETING OF SHAREHOLDERS, NOR HAS ANY SUCH MEETING BEEN REQUESTED.


       AT PRESENT THERE ARE 3,000,000 SHARES SUBJECT TO OPTION RIGHTS TO ELGT AND 250,000 SHARES SUBJECT TO DEBENTURE CONVERSION TOTALLY 8.6% OF ALL PRESENTLY ISSUED AND OUTSTANDING SHARES IF PRESENTLY EXERCISED OR CONVERTED. SHARES CURRENTLY ELIGIBLE FOR RULE 144 SHARES ARE APPROXIMATELY 34,500,000 SHARES OR 100% OF ALL PRESENTLY ISSUED AND OUTSTANDING SHARES. THERE ARE 3,000,000 SHARES WHICH WILL BE SUBJECT TO REGISTRATION UNDER THE CONTEMPLATED SB-2 REGISTRATION OF SHARES SPUN-OFF TO ELGT AS PREVIOUSLY DESCRIBED. THERE ARE CURRENTLY ONLY TWO HOLDERS OF THE CLASS "A" STOCK (NIMSTEC & ELGT) AND ONLY ONE HOLDER OF THE CLASS "B" SHARES (NIMSTEC). IT IS NOT ANTICIPATED THAT FURTHER CLASS "B" SHARES WILL BE ISSUED. THERE IS FURTHER NO INTENT TO REGISTER THE CLASS "B" SHARES.


       ITEM 2.  LEGAL PROCEEDINGS.

       The Company is not aware of any legal proceedings to which the Company is a party, nor is the Company aware of any present demands, claims or causes of actions pending against the Company.

       ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

       The Company has retained the independent auditing firm of Jones, Jensen & Company of Salt Lake City, Utah to act as its independent auditors. The Company has no present disagreement with the initial audit material prepared by its independent auditors and attached to this filing. The Company has no present plans to change its auditors and would seek ratification of the continuing services of its present auditors at the next regular shareholder meeting.

       ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.


       The Company has detailed under Part I of this registration, all of its initial private placement of shares and incorporates those sections by this reference. In summary, and not in limitation of the more complete disclosure set out under Part I, the Company indicates that it has initially placed its

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

stock with two primary investors, the first being NimsTec Limited., a Bermuda Corporation, which presently holds approximately 87% of the issued stock Class "A" common being 30 million shares of an authorized 90 million shares of the Company's Class "A" common stock and all of the 10 million Class "B" common stock, which Class "B" represents 51% of the voting control in the Company. These shares were issued in consideration for the transfer of the initial equipment and the capital assets of the Company.


       THE SECOND PRINCIPAL SHAREHOLDER IS ELGT CORPORATION, WHICH IS ASSISTING THE COMPANY WITH INTERIM FINANCING IN 1999 IN THE SUM OF $1,000,000 AND WILL SPIN OFF ACQUIRED SHARES TO ITS SHAREHOLDERS AS A PUBLIC COMPANY, PURSUANT TO A TO BE FILED REGISTRATION STATEMENT WHEN EFFECTIVE. ON JUNE 30, 1999, ELGT PURCHASED 13 % OF THE CLASS "A" COMMON STOCK, BEING 4,500,000 SHARES, AT A PRICE OF $0.11 PER SHARE, AND RECEIVED WARRANTS TO ACQUIRE AN ADDITIONAL 2,500,000 CLASS "A" SHARES AT $4.00 A SHARE. IT IS ANTICIPATED THAT CONTEMPORANEOUSLY WITH THE FILING OF THIS REGISTRATION, ELGT WILL OBTAIN A CONVERTIBLE DEBENTURE, WHICH CAN BE EXERCISED FOR UP TO 250,000 SHARES AT $2.00 A SHARE, FOR AN ADDITIONAL $500,000 OF CAPITAL CONSIDERATION TO THE COMPANY, AND WARRANTS TO ACQUIRE AN ADDITIONAL 500,000 SHARES AT A $1.00 PER SHARE. THE COMPANY HAS NOT ISSUED ANY OTHER UNREGISTERED SECURITIES. BOTH OF THE FOREGOING PLACEMENTS WERE DEEMED COMPLETED AS ACCREDITED INVESTOR SALES PURSUANT TO THE EXEMPTIONS PROVIDED BY
SECTION 4(6) OF THE SECURITIES ACT OF 1933, AND/OR RULE 506 PROMULGATED PURSUANT TO SUCH ACT.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       THE COMPANY HAS ADOPTED THE STANDARD INDEMNIFICATION PROVISIONS FOR OFFICERS AND DIRECTORS AS PROVIDED BY NEVADA LAW IN ITS ARTICLES, WHICH THE COMPANY GENERALLY INDEMNIFIES OFFICERS AND DIRECTORS FROM LIABILITY FOR GOOD FAITH ERRORS OR OMISSIONS COMMITTED IN THE ORDINARY DISCHARGE OF THEIR DUTIES. THE COMPANY IS GENERALLY AWARE THAT IT IS THE POSITION OF THE SEC THAT ANY CLAIM OF INDEMNIFICATION AS MAY RELATE TO VIOLATIONS OF U.S. SECURITIES LAWS AND REGULATIONS ARE DEEMED TO BE OF NO FORCE, EFFECT OR APPLICATION.

                                    PART III

       ITEM 1.  INDEX TO EXHIBITS.

       THE COMPANY ATTACHES THE FOLLOWING MATERIAL EXHIBITS TO THIS REGISTRATION
STATEMENT:

I. AUDITED FINANCIAL STATEMENTS FOR PERIODS ENDING JUNE 30, 1999 AND JULY 31, 1999.


                                                                               REGULATION
II. OTHER EXHIBITS:                                                            S-K DESIGNATION
                                                                               NUMBER:
A.  SHARE ACQUISITION AGREEMENT BY ELGT ENTITLED PLAN OF REORGANIZATION            (2)
    AND FINANCING AGREEMENT WITH ADDENDUM.*

B.  ARTICLES OF INCORPORATION AND ALL AMENDMENTS THERETO.*                         3(I)

C.  BY-LAWS.*
                                                                                   3(ii)


                                       20

D.  DEBENTURE AND SECURITY INSTRUMENT BETWEEN ELGT AND I3DX.*                       (4)

E.  OPINION RE LEGALITY*                                                            (5)

F.  ASSET AND LICENSE PURCHASE AGREEMENT BETWEEN NIMSTEC LIMITED                    (10)
     AND THE COMPANY WITH AMENDMENT.*
[APPLICATION FOR CONFIDENTIAL FILING PENDING]

G. FINANCIAL DATA SCHEDULE*                                                         (27)



-------------------
* Filed with initial filing


       PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                       REGISTRANT:

                                                       I3DX.COM

DATE: JANUARY 28, 2000                                 /s/ PAUL F. PETERS

                                                       PAUL F. PETERS
                                                       ITS PRESIDENT


                                       21